SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 5, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES THE ACQUISITION OF MONARCH CABLE ASSETS NOW COMPLETE

Calgary, Alberta (April 1, 2004) – Shaw Cablesystems today announced the completion of the company’s purchase of Monarch Cablesystems serving approximately 35,000 customers in Banff, Canmore and the Medicine Hat region in Alberta, as well as Kimberley and Hope in British Columbia, all as previously announced on September 8, 2003.

Monarch is a western owned and operated Communications Company whose core business is providing broadband television and High-Speed Internet access across various communities in Alberta and British Columbia. Located in Medicine Hat, Monarch has been providing quality entertainment and customer care since 1964. Throughout its history, this entrepreneurial company has been recognized for effectively managing its assets to the benefit of its customers while experiencing strong growth.

“My family is proud to have founded Monarch in Medicine Hat some 40 years ago. We have enjoyed wonderful, long-standing relationships with our customers and are comfortable that Shaw will maintain these relationships and demonstrate the same commitment to these communities,” said Bill Yuill, President of Monarch Cablesystems. “As the competitive landscape increases in Canada we know that Shaw has the resources and customer focus to take the networks we have built to the next level. I would like to thank the management and staff for their dedication and commitment in the past and I am comfortable that they will all welcome the opportunities and benefits that the merger with Shaw will provide.”

“Shaw is a company with deep roots in Alberta and British Columbia, and is pleased to be able to extend those roots to our new customers,” said Jim Shaw, CEO of Shaw Communications. “Our cable, digital cable and Internet services focus on our customers and meeting their needs. We are excited about delivering on that promise of performance to our customers in these communities.”

Today marks the start of the transition to Shaw, and customers will see Shaw’s brand on their cable and Internet products and services in the near future. “I am confident that customers will continue to receive broadband services at a great value and that our subscribers can expect a smooth transition throughout the re-branding process,” said Yuill.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Peter Bissonnette
President
Shaw Communications Inc.
403-750-4500